UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. 1)

	Under the Securities Exchange Act of 1934

RTI International Metals, Inc.
	(Name of Issuer)

Common Stock
	(Title of Class of Securities)

74973W107
	(CUSIP Number)

December 31, 2003
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b) For IA & IAR
    [ ]  Rule 13d-1(c) For LP if any
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 74973W107	SCHEDULE 13G	Page 2 of 7


1	Name of Reporting Person

	Fuller & Thaler Asset Management, Inc.

	IRS Identification No. of Above Person	94-3176968

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				774,600

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				937,500

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	937,500

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	4.50%

12	Type of Reporting Person*

	CA, IA


CUSIP No. 74973W107	SCHEDULE 13G	Page 3 of 7


1	Name of Reporting Person	Russell J. Fuller

	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				774,600

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				937,500

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	937,500

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	4.50%

12	Type of Reporting Person*

	IN


 CUSIP No. 74973W107	SCHEDULE 13G	Page 4 of 7


Item 1(a).	Name of Issuer.

	RTI International Metals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	1000 Warren Avenue, Niles, Ohio  44446

Item 2(a).	Names of Persons Filing.

	Fuller & Thaler Asset Management, Inc.
	Russell J. Fuller

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Fuller & Thaler Asset Management,
Inc. and Russell J. Fuller is 411 Borel Avenue, Suite 402, San
Mateo,CA  94402.

Item 2(c).	Citizenship.

	Fuller & Thaler Asset Management, Inc. is a California corporation. Russell J. Fuller is a United States citizen.

Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	74973W107

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 74973W107	SCHEDULE 13G	Page 5 of 7


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E) (with respect to Fuller & Thaler Asset
Management, Inc. only).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G) (with respect to Russell
J. Fuller only).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.




CUSIP No. 74973W107 	SCHEDULE 13G	Page 6 of 7


Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

(a) By signing below, Fuller & Thaler Asset Management, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above on page three (2) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No 74973W107.	SCHEDULE 13G	Page 7 of 7


 (b) By signing below, Russell J. Fuller certifies that, to the best of his respective knowledge and believe, the securities referred to above on page two (3) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature


	After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:	February 13, 2004

	Russell J. Fuller



	/s/ Russell J. Fuller
	________________________
	By:  Russell J. Fuller


DATED:	February 13, 2004

	Fuller & Thaler Asset Management, Inc.



	/s/ Russell J. Fuller
	________________________
	By:  Russell J. Fuller
	its: President